EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Net 1 UEPS Technologies, Inc. (the “Company”) of our reports relating to the consolidated financial statements of the Company and the effectiveness of the Company’s internal control over financial reporting dated August 26, 2010 appearing in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

/s/ Deloitte & Touche (South Africa)

Per PJ Smit
Partner
November 5, 2010

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax & Legal and Risk Advisory L Geeringh Consulting L Bam Corporate Finance CR Beukman Finance TJ Brown Clients & Markets NT Mtoba Chairman of the Board MJ Comber Deputy Chairman of the Board

A full list of partners and directors is available on request